SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

02033560

FORM 11-K

(Mark One)

(X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended December 31, 2001

OR

( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED) for the transition period from ____________ to ____________

RECD S.E.C.
JUL 9 - 2002

Commission file number : 000-49711

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Enfield Federal Savings and Loan Association Employees' Savings & Profit Sharing Plan and Trust

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

New England Bancshares, Inc.
660 Enfield Street
Enfield, Connecticut 06082

PROCESSED
JUL 11 2002
THOMSON
FINANCIAL

REQUIRED INFORMATION

Item 1-3. Enfield Federal Savings and Loan Association Employees' Savings & Profit Sharing Plan and Trust (the "Plan") is subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA") and files plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA. The Plan is filing such financial statements and schedules in lieu of the financial statements required by these items as permitted by Item 4.

Item 4. The Plan, which is subject to ERISA, will file plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA.

Exhibits:

Plan Financial Statements to be filed by amendment

Accountants' Consent to be filed by amendment

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: July 9, 2002

Enfield Federal Savings and Loan Association Employees' Savings and Profit Sharing Plan and Trust

By: /s/ Cynthia G. Gray
Cynthia G. Gray
Plan Administrator